Exhibit 99.3

OPERA LIMITED

FORM OF PROXY CARD OF HOLDERS OF ORDINARY SHARES

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Opera Limited (the “Company”) hereby appoints, Lin Song, Co-CEO, Aaron McParlan, General Counsel, and Frode Jacobsen, Chief Financial Officer, or any of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of the Company (being __________ Ordinary Shares of the Company as of the Record Date) which the undersigned is entitled to vote at the 2024 Annual General Meeting of Shareholders (the “AGM”) to be held at the Opera offices in Wroclaw, Poland (Opera Software, ul. Plac Teatralny 8, 50-051 Wroclaw, Poland), on December 3, 2024 at 3:00 p.m. Central European Time and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of AGM of Shareholders and Proxy Statement relating to the said AGM.

The undersigned acknowledges receipt of the Notice of the AGM of Shareholders and Proxy Statement of the Company relating to the AGM.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

AGM OF SHAREHOLDERS OF OPERA LIMITED

December 3, 2024

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the AGM as indicated below:

Proposal of Share Consolidation: Effective from December 6, 2024 (the “Effective Date”), every two (2) issued and unissued ordinary shares of a nominal or par value of US$0.0001 each in the capital of the Company be consolidated into one (1) share of a nominal or par value of US$0.0002 each (each a “Consolidated Share”), and such Consolidated Shares shall rank pari passu in all respects with each other in accordance with the Company's currently effective memorandum and articles of association (the “Share Consolidation”) such that following the Share Consolidation the authorized share capital of the Company will be changed

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FROM US$50,000 divided into 500,000,000 shares of a nominal or par value of US$0.0001 each,
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TO US$50,000 divided into 250,000,000 shares of a nominal or par value of US$0.0002 each, and no fractional shares be issued as no fractional shares will result from the Share Consolidation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.” Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution as may properly come before the AGM or any adjournment or postponement thereof.

, 2024
NAME	SIGNATURE	DATE
, 2024
NAME	SIGNATURE	DATE

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope or to us at: Opera Limited, c/o Opera Norway AS, Attn: General Counsel, Vitaminveien 4, 0485 Oslo, Norway. Completion and delivery of this form of proxy will not preclude you from attending and voting at the AGM if you so wish and in such event, this form of proxy shall be deemed to be revoked.

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.